Earnings Release

ELBIT SYSTEMS REPORTS
SECOND QUARTER 2021 RESULTS

Backlog of orders at $13.6 billion; Revenues of $1.3 billion; Non-GAAP net income of $93 million; GAAP net income of $102 million;
Non-GAAP net EPS of $2.11; GAAP net EPS of $2.30

Haifa, Israel, August 12, 2021 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the quarter ended June 30, 2021.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “Our second quarter results included a 21% growth in revenues, underscoring our diversified portfolio of technologies and broad global footprint. I am also pleased by the improvement in profitability and cash generation. Demand for our systems and services from customers around the world supported the 26% growth in our backlog to $13.6 billion. The diversification of our growth across areas of operation and geographies reflects successful implementation of our strategy and provides us with confidence in the Company’s future”.

Acquisition of Sparton

On April 6, 2021, we completed the acquisition of Sparton Corporation ("Sparton") for a purchase price of approximately $380 million. Headquartered in De Leon Springs, Florida, Sparton is a premier developer, producer and supplier of systems supporting Undersea Warfare for the U.S. Navy and allied military forces. The financial results of Sparton were included in our consolidated reports commencing the date of the acquisition.

Earnings Release

Second quarter 2021 results:

Revenues in the second quarter of 2021 were $1,302.4 million, as compared to $1,079.4 million in the second quarter of 2020. A major part of the growth was organic, in addition to the contribution of Sparton.

Non-GAAP(*) gross profit amounted to $346.6 million (26.6% of revenues) in the second quarter of 2021, as compared to $286.4 million (26.5% of revenues) in the second quarter of 2020. GAAP gross profit in the second quarter of 2021 was $339.2 million (26.0% of revenues), as compared to $280.5 million (26.0% of revenues) in the second quarter of 2020.

Research and development expenses, net were $95.4 million (7.3% of revenues) in the second quarter of 2021, as compared to $79.0 million (7.3% of revenues) in the second quarter of 2020.

Marketing and selling expenses, net were $75.4 million (5.8% of revenues) in the second quarter of 2021, as compared to $67.4 million (6.2% of revenues) in the second quarter of 2020.

General and administrative expenses, net were $65.9 million (5.1% of revenues) in the second quarter of 2021, as compared to $52.0 million (4.8% of revenues) in the second quarter of 2020.

Other operating income, net was $14.7 million in the second quarter of 2021, as compared to $35.0 million in the second quarter of 2020. Other operating income was mainly a result of gains from sale of buildings.

Non-GAAP(*) operating income was $114.9 million (8.8% of revenues) in the second quarter of 2021, as compared to $92.7 million (8.6% of revenues) in the second quarter of 2020. GAAP operating income in the second quarter of 2021 was $117.1 million (9.0%of revenues), as compared to $117.1 million (10.9% of revenues) in the second quarter of 2020.

Financial expenses, net were $7.1 million in the second quarter of 2021, as compared to $16.6 million in the second quarter of 2020. The lower level of financial expenses in the second quarter of 2021 was mainly a result of gains from changes in fair value of financial assets and liabilities.

Other expenses, net were $1.4 million in the second quarter of 2021, as compared to other income, net of $13.0 million in the second quarter of 2020. Other income, net in the second quarter of 2020 included income of approximately $15.4 million as a result of revaluation and capital gain related to the sale of shares in a subsidiary in Israel.

Taxes on income were $20.1 million in the second quarter of 2021, as compared to $23.6 million in the second quarter of 2020.

Equity in net earnings of affiliated companies and partnerships was $13.5 million in the second quarter of 2021, as compared to equity in net losses of $0.4 million in the second quarter of 2020. Equity in net earnings of affiliated companies and partnerships in the second quarter of 2021 included a gain of approximately $10 million, which resulted from the sale of the Company's share in an affiliated company.

Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2021 was $93.4 million (7.2% of revenues), as compared to $68.9 million (6.4% of revenues) in the second quarter of 2020. GAAP net income attributable to the Company's shareholders in the second quarter of 2021 was $101.7 million (7.8% of revenues), as compared to $89.3 million (8.3% of revenues) in the second quarter of 2020.
* see page 4

Earnings Release

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.11 for the second quarter of 2021, as compared to $1.56 for the second quarter of 2020. GAAP diluted earnings per share attributable to the Company's shareholders in the second quarter of 2021 were $2.30, as compared to $2.02 in the second quarter of 2020.

The Company’s backlog of orders as of June 30, 2021 totaled $13.6 billion, as compared to $11.8 billion as of March 31, 2021. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 51% of the backlog is scheduled to be performed during the remainder of 2021 and 2022.

Cash flows provided by operating activities in the six months ended June 30, 2021 were $157.1 million, as compared to $169.3 million for the six months ended June 30, 2020.

Impact of the COVID-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in place orders in various locations. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

As we last reported on May 25, 2021, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.

We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.

During 2020 and the first half of 2021 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

We believe that as of June 30, 2021, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

* see page 4

Earnings Release
The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including implementation of vaccinations, and resulting actions that may be taken by our customers and our supply chain, all of which contain uncertainties. As noted in our annual report on Form 20-F, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the quarter ended June 30, 2021, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Six Months Ended June 30,		Three Months Ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020

GAAP gross profit	$620.5	$569.9	$339.2	$280.5	$1,165.1
Adjustments:
Amortization of purchased intangible assets	12.3	11.9	7.4	5.9	22.7
Covid-19 related expenses and write-offs	—	—	—	—	56.0
Impairment of long-lived assets	—	—	—	—	3.4
Non-GAAP gross profit	$632.8	$581.8	$346.6	$286.4	$1,247.2
Percent of revenues	26.1%	27.1%	26.6%	26.5%	26.7%

GAAP operating income	$201.0	$197.5	$117.1	$117.1	$325.7
Adjustments:
Amortization of purchased intangible assets	21.6	20.6	12.5	10.6	39.4
Covid-19 related expenses and write-offs	—	—	—	—	56.6
Impairment of long-lived assets	—	—	—	—	3.4
Capital gains	(14.7)	(35.0)	(14.7)	(35.0)	(35.0)
Non-GAAP operating income	$207.9	$183.1	$114.9	$92.7	$390.1
Percent of revenues	8.6%	8.5%	8.8%	8.6%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	$174.3	$152.9	$101.7	$89.3	$237.7
Adjustments:
Amortization of purchased intangible assets	21.6	20.6	12.5	10.6	39.4
Covid-19 related expenses and write-offs	—	—	—	—	56.6
Capital gains	(24.9)	(35.0)	(24.9)	(35.0)	(35.0)
Impairment of investments and long-lived assets	—	4.4	—	4.4	7.9
Revaluation of investments measured under fair value method	(1.5)	(18.6)	(1.5)	(15.4)	(20.8)
Non-operating foreign exchange losses	—	6.8	4.2	4.0	33.4
Tax effect and other tax items, net	0.2	9.7	1.4	11.0	(0.7)
Non-GAAP net income attributable to Elbit Systems' shareholders	$169.7	$140.8	$93.4	$68.9	$318.5
Percent of revenues	7.0%	6.5%	7.2%	6.4%	6.8%

GAAP diluted net EPS	$3.94	$3.46	$2.30	$2.02	$5.38
Adjustments, net	(0.11)	(0.28)	(0.19)	(0.46)	1.82
Non-GAAP diluted net EPS	$3.83	$3.18	$2.11	$1.56	$7.20

Earnings Release

Recent Events:

On June 2, 2021, the Company announced that following competitive technical evaluations it was awarded an approximately $80 million contract by a country in Asia-Pacific to supply SPECTROTM XR multi-spectral electro-optic systems for maritime forces. The contract will be performed over a period of four years.

On June 8, 2021, the Company announced that its UK subsidiary, Elbit Systems UK Limited., was awarded an approximately $16 million (approximately £11.5 million) initial contract by the UK Ministry of Defence to provide the UK Armed Forces with XACT Night Vision Goggles. The initial contract will be performed over an 18-month period with the potential for additional follow-on orders over a period of five years.

On June 10, 2021, the Company announced that it was considering a note offering in Israel under the Company’s shelf prospectus dated September 30, 2020 (the “Offering”), following which the Company made several announcements in the process of the Offering. On July 5, 2021, the Company announced, further to its announcements of June 15, 2021 of the issuance by S&P Global Ratings Maalot Ltd. of an “ilAA” (on local scaling) rating with a stable outlook (the “Rating”) for the potential new notes that may be issued by the Company, that the Rating applies to the potential new notes that may be issued by the Company in an aggregate amount of approximately NIS 2 billion (approximately $613 million) nominal value. On July 6, 2021, the Company announced in Israel that three tenders for classified investors were held on July 5, 2021 for the issuance of three new series of notes - Series B, C and D, of the Company, with details of the prior undertakings made by the classified investors. On July 7, 2021, the Company announced, following the issuance of a shelf offering report in Israel, of the conclusion and results of the Company’s public notes offering in Israel.

The principle amount of the Notes that were issued in the Offering amounted to NIS 1.9 billion ($581 million), as follow:

Series B Notes - NIS 1.5 billion (approximately $459 million) that will be paid in eight equal annual installments on June 30 of each of the years 2022 through 2029 (inclusive) they will bear a fixed interest rate of 1.08% per annum and will not be adjusted to any currency or index changes.

Series C Notes - NIS 200 million (approximately $61 million) that will be paid in eight equal annual installments on June 30 of each of the years 2022 through 2029 (inclusive), will bear a fixed interest rate of 2.12% per annum and will be adjusted to changes in the NIS/ U.S. Dollar currency exchange rate.

Series D Notes - NIS 200 million (approximately $61 million) that will be paid in fourteen annual installments as follows: thirteen equal annual installments in an amount equal to 7.14% of the nominal value of the principal on June 30 of each of the years 2022 through 2034 (inclusive) and the final annual installment in an amount equal to 7.18% of the nominal value of the principal on June 30, 2035. They will bear a fixed interest rate of 2.67% per annum and will be adjusted to changes in the NIS/ U.S. Dollar currency exchange rate.

On June 17, 2021, the Company announced that its U.S. subsidiary, Elbit Systems of America, LLC ("Elbit Systems of America"), recently was awarded two orders with an aggregate value of approximately $29 million by the U.S. Army’s Program Executive Office (PEO) Soldier under an Indefinite Delivery/Indefinite-Quantity (ID/IQ) contract issued in 2020. The orders will be executed from the Elbit Systems of America facility in Roanoke, Virginia with deliveries through September 2021.

On June 17, 2021, the Company announced that its German subsidiary, Elbit Systems Deutschland GmbH & Co. KG, was awarded an approximately $23 million follow-on contract by the Swedish Defence Material Administration for the supply of additional Software Defined Radios for the Swedish Armed Forces. The contract will be performed over a period of 30 months.

Earnings Release

Dividend:

The Board of Directors declared a dividend of $0.46 per share for the second quarter of 2021. The dividend’s record date is August 30, 2021. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on September 13, 2021, net of taxes.

Conference Call:

The Company will be hosting a conference call on Thursday, August 12, 2021 at 9:00 a.m. Eastern Time. On the call, the Company’s management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
CANADA Dial-in Number: 1-866-485-2399
ISRAEL Dial-in Number: 03-918-0644
INTERNATIONAL Dial-in Number: +972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com/investor-relations/. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Earnings Release

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	June 30, 2021	December 31, 2020
	Unaudited	Audited
Assets
Cash and cash equivalents	$211,423	$278,794
Short-term bank deposits	7,726	1,524
Trade and unbilled receivables and contract assets, net	2,448,156	2,519,562
Other receivables and prepaid expenses	238,898	156,330
Inventories, net	1,547,116	1,316,688
Total current assets	4,453,319	4,272,898

Investments in affiliated companies, partnerships and other companies	179,335	184,338
Long-term trade and unbilled receivables and contract assets	361,831	312,097
Long-term bank deposits and other receivables	77,820	69,269
Deferred income taxes, net	92,313	118,513
Severance pay fund	291,593	293,716
	1,002,892	977,933

Operating lease right of use assets	417,358	423,088
Property, plant and equipment, net	829,908	786,972
Goodwill and other intangible assets, net	2,051,239	1,597,006
Total assets	$8,754,716	$8,057,897

Liabilities and Equity
Short-term bank credit and loans	$221,271	$312,993
Current maturities of long-term loans	281,868	17,972
Operating lease liability	68,308	65,520
Trade payables	925,113	1,007,237
Other payables and accrued expenses	1,189,057	1,218,273
Contract liabilities	1,298,504	1,000,159
	3,984,121	3,622,154

Long-term loans, net of current maturities	548,675	408,820
Employee benefit liabilities	904,302	914,364
Deferred income taxes and tax liabilities, net	156,961	132,442
Contract liabilities	192,100	169,073
Operating lease liability	382,730	397,936
Other long-term liabilities	182,615	181,741
	2,367,383	2,204,376

Elbit Systems Ltd.'s equity	2,390,009	2,218,154
Non-controlling interests	13,203	13,213
Total equity	2,403,212	2,231,367
Total liabilities and equity	$8,754,716	$8,057,897

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2021	2020	2021	2020	2020
	Unaudited		Unaudited		Audited
Revenues	$2,420,652	$2,150,671	$1,302,373	$1,079,448	$4,662,572
Cost of revenues	1,800,110	1,580,787	963,171	798,940	3,497,465
Gross profit	620,542	569,884	339,202	280,508	1,165,107

Operating expenses:
Research and development, net	179,670	159,401	95,412	78,965	359,745
Marketing and selling, net	126,857	137,920	75,373	67,377	290,703
General and administrative, net	127,704	109,995	65,945	52,000	223,935
Other operating income, net	(14,660)	(34,963)	(14,660)	(34,963)	(34,963)
Total operating expenses	419,571	372,353	222,070	163,379	839,420
Operating income	200,971	197,531	117,132	117,129	325,687

Financial expenses, net	(7,295)	(29,072)	(7,073)	(16,552)	(71,270)
Other income (expense), net	(4,665)	14,215	(1,419)	12,985	7,408
Income before income taxes	189,011	182,674	108,640	113,562	261,825
Taxes on income	(30,893)	(32,350)	(20,091)	(23,637)	(36,443)
	158,118	150,324	88,549	89,925	225,382
Equity in net earnings (losses) of affiliated companies and partnerships	16,491	2,699	13,463	(447)	12,604
Net income	$174,609	$153,023	$102,012	$89,478	$237,986

Less: net income attributable to non-controlling interests	(352)	(162)	(285)	(181)	(328)
Net income attributable to Elbit Systems Ltd.'s shareholders	$174,257	$152,861	$101,727	$89,297	$237,658

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$3.94	$3.46	$2.30	$2.02	$5.38
Diluted net earnings per share	$3.94	$3.46	$2.30	$2.02	$5.38

Weighted average number of shares used in computation of (in thousands):
Basic earnings per share	44,200	44,198	44,200	44,198	44,198
Diluted earnings per share	44,247	44,220	44,247	44,236	44,215

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$174,609	$153,023	$237,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,320	73,971	144,420
Write-off impairment	—	4,400	7,932
Stock-based compensation	1,916	2,042	4,086
Amortization of Series A Notes discount (premium) and related issuance costs, net	—	(46)	(46)
Deferred income taxes and reserve, net	10,645	(13,953)	(5,345)
Gain on sale of property, plant and equipment	(14,457)	(32,236)	(34,926)
Gain on sale of investment, remeasurement of investment held under fair value method	(947)	(21,358)	(23,572)
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	(2,732)	(2,086)	(7,853)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and prepaid expenses	(52,341)	(67,732)	(508,057)
Increase in inventories, net	(192,102)	(90,146)	(69,762)
Increase (decrease) in trade payables and other payables and accrued expenses	(151,066)	(69,093)	143,847
Severance, pension and termination indemnities, net	(1,117)	(8,079)	31,394
Increase in contract liabilities	311,405	240,569	358,730
Net cash provided by operating activities	157,133	169,276	278,834

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(70,558)	(58,548)	(132,210)
Acquisitions of subsidiaries and business operations	(383,006)	—	218
Deferred payment on acquisition	(60,560)	—	—
Investments in affiliated companies and other companies, net	(2,583)	(1,220)	(8,212)
Proceeds from sale of property, plant and equipment	19,137	70,720	71,933
Proceeds from sale of investments	16,177	44,200	44,200
Proceeds from sale of long-term deposits, net	133	(161)	221
Investment in short-term deposits, net	(435)	(600)	(683)
Proceeds from sale of short-term deposits	39	1,066	1,666
Net cash used in investing activities	(481,656)	55,457	(22,867)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1	—	—
Repayment of long-term bank loans	(67,613)	(155,224)	(370,367)
Issuance of long-term bank loans	475,328	201,550	201,551
Repayment of long-term debenture	—	(55,532)	(55,532)
Dividends paid	(58,842)	(54,861)	(78,194)
Change in short-term bank credit and loans, net	(91,722)	(42,623)	104,309
Net cash provided by (used for) financing activities	257,152	(106,690)	(198,233)

Net increase (decrease) in cash and cash equivalents	(67,371)	118,043	57,734
Cash and cash equivalents at the beginning of the year	278,794	221,060	221,060
Cash and cash equivalents at the end of the year	$211,423	$339,103	$278,794

* Dividend received from affiliated companies and partnerships	$13,759	$5,013	$9,151

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Six Months Ended June 30,				Three Months Ended June 30,
	2021		2020		2021		2020
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	928.0	38.3	777.0	36.1	516.9	39.7	389.5	36.1
Land systems	584.4	24.1	592.9	27.6	284.3	21.8	294.8	27.3
C4ISR systems	602.3	24.9	479.4	22.3	342.2	26.3	238.4	22.1
Electro-optic systems	202.9	8.4	251.3	11.7	105.7	8.1	131.8	12.2
Other (mainly non-defense engineering and production services)	103.1	4.3	50.1	2.3	53.3	4.1	25.0	2.3
Total	2,420.7	100.0	2,150.7	100.0	1,302.4	100.0	1,079.5	100.0

Consolidated Revenues by Geographical Regions:

	Six Months Ended June 30,				Three Months Ended June 30,
	2021		2020		2021		2020
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	552.9	22.8	511.9	23.8	268.9	20.6	265.9	24.6
North America	793.8	32.8	733.3	34.1	443.9	34.1	366.5	34.0
Europe	393.6	16.3	347.6	16.2	208.1	16.0	162.8	15.1
Asia-Pacific	572.7	23.7	431.2	20.0	343.2	26.4	221.2	20.5
Latin America	62.8	2.6	74.0	3.4	27.5	2.1	41.4	3.8
Other countries	44.9	1.8	52.7	2.5	10.8	0.8	21.7	2.0
Total	2,420.7	100.0	2,150.7	100.0	1,302.4	100.0	1,079.5	100.0